NEWS RELEASE

CONTACT:	Gary S. Maier/Crystal Warner Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2007 THIRD QUARTER RESULTS

-- Net Sales Up 36.5 Percent, Net Income Climbs 23.4 Percent for Nine Months --

HONG KONG —February 14, 2007 — Highway Holdings Limited (Nasdaq:HIHO) today reported results for its third fiscal quarter ended December 31, 2006 -- reflecting improvements of operations due to the company’s reorganization last fiscal year and its refocused business strategy. The financial results include the company’s new tooling and metal operations, located in Wuxi, China, and its Golden Bright Plastic Manufacturing Limited operations that it acquired in September 2006.

Net income for the fiscal 2007 third quarter was $278,000, or $0.08 per diluted share, compared with a net income of $411,000, or $0.12 per share, during the same period last year. However, net income in the quarter a year earlier included a one-time extraordinary gain of $841,000 from the sales of the company’s Kienzle brand name. Net sales for the 2007 fiscal third quarter increased 36.5 percent to $8.8 million from $6.4 million a year earlier. Net sales in the fiscal quarter of 2006 included sales of both Golden Bright Plastic Manufacturing, the business that Highway Holdings acquired in September 2006 and operated during the the third fiscal quarter, as well as the new metal operation located in Wuxi. For the same quarter a year earlier, Highway Holdings did not own Golden Bright Plastic Manufacturing nor had it established the Wuxi facility. These two new operations contributed a total of $1.6 million to net sales in the third fiscal quarter ended December 31, 2006. The gain from the two new manufacturing operations offset the decreases in the operations that the company reorganized last year. Net sales of clocks, watches and cameras during the nine-month period ended December 31, 2005 were $3.6 million, compared with $1.5 million this year. As previously announced, most of the company’s clocks, watches and camera operations were discontinued or sold during the prior fiscal year.

Net income for the nine-month period increased 23.4 percent to $1.0 million from $839,000 a year earlier. Results in the same period a year ago included a one-time $1.8 million gain related to the sale of the company’s rights to its Kienzle trademarks and operations. Net sales for the fiscal 2007 nine months increased 18.4 percent to $23.5 million compared with $19.9 million a year ago.

(more)

Highway Holdings Ltd.
2-2-2

“Results for the nine months of fiscal 2007 highlight the company’s success in offsetting the loss of $2.1 million in sales due to the divestiture of a majority of our unprofitable clock, watch, and camera businesses and the benefits of the company’s strategic decision to curtail these business segments in fiscal 2006,” said Roland Kohl, chief executive officer.

“Our year-to-date performance further indicates that the company is on the right course by emphasizing its OEM operations. The acquisition of Wuxi Kayser and Golden Bright contributed $1.6 million in increased revenue, but negatively impacted bottom-line results due to operating losses and expenses related to due diligence and other acquisition costs,” Kohl said. He noted that management expects the full benefit of these acquisitions will be realized in the next fiscal year once the new operations are fully upgraded and integrated, costs downsized and synergies exploited.

Sales derived from the company’s core metal and electronic operations for the nine months increased 35.6 percent to $22 million from $16.2 million a year ago - representing 93.5 percent of total sales.

Gross profit as a percentage of sales for the third fiscal quarter of fiscal 2007 was 20.6 percent compared with 16 percent in the same period a year ago, due primarily to the shift from the company’s low margin clock, watch and camera businesses to higher margin OEM operations. Gross profit increased 76.4 percent to $1.8 million from $1.0 million last year, reflecting both increased sales and a focus on higher margin OEM business.

Selling, general and administrative expenses for the fiscal quarter increased by $313,000, or 24 percent, from the same period a year ago -- primarily due to the increased SG&A expenses of its Wuxi Kayser and Golden Bright operations and the related acquisition and due diligence expenses.

Other factors that affected the company’s net income included the effects of currency exchange fluctuations. In the nine months ended December 31, 2005, the company incurred a loss of $557,000 due to currency exchange losses. During the same nine month period in 2006, the company recognized $271,000 of currency exchange gains. Since the company does not engage in any currency exchange hedging transactions, currency rate fluctuations will continue to affect the company’s financial results in the future.

Kohl noted the company’s balance sheet remains strong. Cash and cash equivalents were $5.2 million at December 31, 2006, compared with $6.4 million at fiscal year end, March 31, 2006, despite payments related to the company’s Wuxi Kayser and Golden Bright Plastic acquisitions, heavy capital expenditures to upgrade the manufacturing operations, and dividend payments totaling $1.3 million. The total shareholders equity at December 31, 2006 was $12.6 million compared with $12.3 million at 2006 fiscal year end. The company’s current ratio was 2.0:1 at December 31, 2006.

(more)

Highway Holdings Ltd.
3-3-3

Kohl indicated that increases in raw material costs during the past 18 months, particularly oil combined with rapid industry expansion throughout China, have had an inflationary effect on operating costs, such as transportation, labor, electricity and various government levies, fees and taxes. He added that these additional expenses are expected to have a short-term impact on Highway Holdings, as well as on the company’s competitors. Because the company may not be able to pass all of the cost increases through to its customers, future operating results may reflect the consequences of higher costs. However, over the longer term, the company is working with customers to address these higher expenses, and has been partially successful lately in increasing prices.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings is headquartered in Hong Kong and operates four manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)
# # #

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	December 31,		December 31,

	2006	2005	2006	2005

Net sales	$8,800	$6,448	23,523	19,866
Cost of sales	6,983	5,418	18,716	16,253
Gross profit	1,817	1,030	4,807	3,613
Selling, general and administrative expenses	1,595	1,282	4,025	4,018
Impairment of industrial property rights	0	45	0	45
Gain on sale of industrial property rights	0	841	0	1,781
Operating income	222	544	782	1,331

Non-operating items
Interest expenses	(68)	(32)	(169)	(88)
Currency exchange gain (loss), net	45	(101)	271	(557)
Interest income	48	24	129	47
Other income/ (expense)	37	10	55	170
Total non-operating income (expenses)	62	(99)	286	(428)

Net income/(loss) before income tax	284	445	1,068	903
Income taxes	6	34	32	64
Net income/(loss)	$278	$411	$1,036	$839

Earning per share - basic	$0.08	$0.12	$0.29	$0.25
Weighted average number of shares - basic	3,623	3,422	3,623	3,422

Earning per share - diluted	$0.08	$0.12	$0.28	$0.24
Weighted average number of shares - diluted	3,663	3,470	3,663	3,470

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	December 31,	March 31
	2006	2006
	(Unaudited)
Current assets
Cash and cash equivalents	$5,176	$6,384
Restricted cash	965	965
Accounts receivable, net of doubtful accounts	5,316	3,789
Inventories	5,254	4,118
Short term investment	309	300
Prepaid expenses and other current assets	656	546
Total current assets	17,676	16,102

Property, plant and equipment, net	3,669	2,787
Industrial property rights	75	0
Investment and advance in affiliate	516	2
Total assets	$21,936	$18,891

Current liabilities:
Accounts payable	$4,099	$2,498
Short-term borrowing	2,471	2,015
Current portion of long-term debt	396	481
Accrued mould charges	387	246
Accrual payroll and employee benefits	579	292
Income tax payable	21	0
Other liabilities and accrued expenses	843	610
Total current liabilities	8,796	6,142

Long-term liabilities:
Long-term debt	403	322
Deferred income taxes	153	153

Shareholders’ equity:
Common shares, $0.01 par value, authorized 20,000,000 shares	37	35
Additional paid-in capital	10,788	10,245
Retained earnings	1,872	2,133
Accumulated other comprehensive income	(60)	(86)
Treasury shares, at cost - 37,800 shares	(53)	(53)
Total shareholders’ equity	12,584	12,274

Total liabilities and shareholders’ equity	$21,936	$18,891